

Mail Stop 3233

September 7, 2016

<u>Via E-mail</u>
Joseph Ryan
Madyson Equity Group, LP
c/o Madyson Capital Management, LLC
3204 N. Academy Blvd., Suite 120
Colorado Springs, Colorado 80917

  Re: **Madyson Equity Group, LP**
     Offering Statement on Form 1-A
     Filed August 19, 2016
     Amendment No. 1 to Offering Statement on Form 1-A
     Filed September 2, 2016
     File No. 024-10598

Dear Mr. Ryan:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have

Prior Performance Table, page 47

1. We note your revised disclosure in response to comment 2. Please also disclose the total amount of money raised from investors by Madyson Holdings, Inc. and the total number of investors in Madyson Holdings, Inc. Please also balance your disclosure by discussing the age and lease term for each property, and discuss any major adverse business developments or conditions experience by Madyson Holdings, Inc.

2. We note your response to comment 4 and reissue because it appears you have not included the requested disclosure. Please revise your prior performance tables to correspond with the guidance in Appendix II of Industry Guide 5 and Disclosure Guidance Topic Number 6.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq.